Exhibit 97.

Clawback Policy

(Effective November 23, 2023)

Introduction

The Board of Directors (the "Board") of GoldMining Inc. (the "Company") believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's compensation philosophy. The Board has therefore adopted this clawback policy (the "Policy"), as amended and restated as of the date hereof, which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws of the United States and in certain other cases of misconduct. This Policy is designed to comply with, and shall be interpreted to be consistent with Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rule 10D-1 promulgated under the Exchange Act ("Rule 10D-1") and Section 303A.14 of the NYSE Listed Company Manual (the "Listing Standards").

Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board (or in the absence of such a committee, a majority of the independent directors serving on the board) (the "Committee"), in which case references herein to the Board shall be deemed references to the Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives; Incentive Compensation

This Policy applies to Incentive Compensation received by a Covered Executive: (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive Compensation; and (c) while the Company has a listed class of securities on a national securities exchange. A "Covered Executive" is any current and former executive officer of the Company as determined by the Board in accordance with the definition of "executive officer" set forth in Rule 10D-1 and the Listing Standards, and such other senior executives/employees who may from time to time be deemed by the Board and/or the Committee to be subject to the Policy.

Definitions

For the purposes of this Policy, the following defined terms shall have the following meanings:

"Accounting Restatement" means an accounting restatement due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

"Applicable Period" means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company's fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The "date on which the Company is required to prepare an Accounting Restatement" is the earlier to occur of (a) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

"Erroneously Awarded Compensation" has the meaning ascribed to it under "Recoupment of Erroneously Awarded Compensation" below.

"Financial Reporting Measure" means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for the purposes of this Policy, be considered financial reporting measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company's financial statements or included in a filing with the U.S. Securities and Exchange Commission. Financial Reporting Measures include, without limitation:

●	Company stock price;
●	Operating EBITDA or EBITDA (as may be defined by the Company from time to time);
●	Financial ratios;
●	Absolute and relative total shareholder return;
●	Net income;
●	Operating income;
●	Revenues;
●	Funds from operations;
●	Other earnings measures, such as earnings per share;
●	Liquidity measures such as working capital or operating cash flow;
●	Return measures such as return on invested capital, return on assets, return on investments and/or similar type measures; and
●	Any such Financial Reporting Measures relative to a peer group, where the Company's Financial Reporting Measure is subject to an Accounting Restatement.

"Incentive Compensation" means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Compensation is "received" for purposes of this Policy in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period.

Recoupment of Erroneously Awarded Compensation

In the event the Company is required to prepare an Accounting Restatement, the Company shall reasonably promptly recoup the Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to this Policy, during the Applicable Period.

The amount of "Erroneously Awarded Compensation" subject to recovery under this Policy, as determined by the Board, is the amount of Incentive Compensation received by the Covered Executive that exceeds the amount of Incentive Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts. Erroneously Awarded Compensation shall be computed by the Board without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

In the case of Incentive Compensation based on (or derived from) the Company's stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

(a)

the amount to be repaid or returned shall be determined by the Board based on a reasonable estimate of the effect of the Accounting Restatement on the Company's stock price or total shareholder return upon which the Incentive Compensation was received; and

(b)	the Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NYSE.

Other Misconduct

In addition to recoupment of Erroneously Awarded Compensation under other parts of this Policy, if: (a) the Company is required to undertake an Accounting Restatement as a result of Misconduct by a Covered Executive; or (b) the Board determines that a Covered Executive has engaged in Misconduct, then the Board may, in its sole discretion, take remedial action against such Covered Executive, including: (i) the recovery of any or all of the Recoverable Amounts that such Covered Executive was awarded and paid during the period commencing thirty-six (36) months immediately prior to the date of Misconduct and ending thirty-six (36) months following such Misconduct; (ii) the cancellation of some or all the Covered Executive's then outstanding vested but unsettled equity or other incentive awards and outstanding unvested equity or other incentive awards; and (iii) the forfeiture of any Recoverable Amounts that have not yet become due or payable.

For purposes of Section, the following definitions will apply:

"Misconduct" means the: (i) Covered Executive's conviction of, or plea of no contest contendere to, a felony (excluding motor vehicle violations); (ii) the Covered Executive's theft or embezzlement, or attempted theft or embezzlement, of money or property or assets of the Company; (iii) the Covered Executive's commission of, or participation in, intentional acts of fraud or dishonesty that in either case results in material harm to the business or reputation of the Company; (iv) material breach by the Covered Executive of the Covered Executive's employment agreement or any of the Company's policies, including its Code of Business Conduct and Ethics, and that results in material harm to the reputation or business of the Company; (v) gross negligence or willful misconduct in the performance of the Covered Executive's duties; (vi) the Covered Executive's intentional, material refusal to follow the lawful directions of the Board, the Company's Chief Executive Officer or their direct manager (other than as a result of physical or mental illness); or (vii) breach by the Covered Executive of any fiduciary duty owed to the Company, including, without limitation, engaging in competitive acts while employed by the Company.

"Recoverable Amounts" means any: (i) equity compensation (including stock options, restricted stock, restricted stock units, performance-based restricted stock units and any other equity awards) awarded under the Company's equity or other long term incentive plans; and (ii) any severance or cash incentive-based compensation (other than base salary), in any case to the extent permitted under applicable law. Recoverable Amounts shall not include Erroneously Awarded Compensation that has been recouped pursuant to this Policy.

If the Board determines to seek recovery of Recoverable Amounts under this Section, the Board has the right to demand that the applicable Covered Executive repay such Recoverable Amounts to the Company. In addition, the Board may seek to recover any shares of common stock issued in connection with Recoverable Amounts and to require the Covered Executive to pay to the Company the proceeds resulting from the sale or other disposition of shares issued upon the exercise of options or the settlement or vesting of equity awards.

To the extent the Covered Executive does not reimburse the Company for the demanded Recoverable Amounts, the Company shall have the right to sue for repayment and enforce the repayment through the reduction or cancellation of outstanding and future incentive compensation, if applicable. To the extent any shares have been issued under vested awards or such shares have been sold by the Covered Executive, the Company shall have the right to cancel any other outstanding stock-based awards with a value equivalent to incentive compensation that the Board has determined should be subject to recoupment under this Section.

Method of Recoupment

The Board will determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation or Recoverable Amounts hereunder, which may include, without limitation:

(a)	requiring reimbursement of cash Incentive Compensation previously paid;

(b)	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

(c)	offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(d)	cancelling outstanding vested or unvested equity awards; and/or

(e)	taking any other remedial and recovery action permitted by law, as determined by the Board.

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Committee has determined that the recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

(a)

the Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, documented such attempt(s) and provided such documentation to the NYSE;

(b)

the Committee has determined that such recovery would violate the laws of the Company's incorporation, where that law was adopted prior to November 28, 2022, and provided that the Company has obtained the opinion of counsel in such jurisdiction, acceptable to NYSE, that such recovery would result in such violation; or

(c)

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any other applicable law, regulation, rule or interpretations of the U.S. Securities and Exchange Commission and the rules and standards of any national securities exchange on which the Company's securities are listed, including the Listing Standards.

Effective Date

This Policy shall be effective as of the date it is adopted by the Board (the "Effective Date"). The terms of this Policy shall apply to any Incentive Compensation or Recoverable Amounts that is received by the Covered Executives on or after the Effective Date (even if such compensation was granted prior to the Effective Date). Without limiting the generality of the foregoing sentence, and subject to applicable law, the Board may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date. To the extent Incentive Compensation or Recoverable Amounts received by Covered Executives prior to the Effective Date are not subject to this Policy, the Company's applicable Clawback Policy for such periods shall continue to apply thereto.

Amendment; Termination

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, as may be allowed under applicable law, including Rule 10D-1 and the Listing Standards, and shall amend this Policy as it deems necessary to comply with applicable law, including Rule 10D-1 and any rules and standards adopted by an applicable stock exchange on which the Company's securities are listed, including the Listing Standards.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

This Policy does not preclude any other arrangements as agreed to between the Company and a Covered Executive, including an agreement to offset recoupment against future income to the extent permissible under applicable law and the rules and standards of any national securities exchange on which the Company's securities are listed, including the Listing Standards.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their respective beneficiaries, heirs, executors, administrators or other legal representatives.

Mandatory Disclosure

A copy of this Policy and any amendments thereto shall be posted on the Company's website and filed as an exhibit to the Company's Annual Report on Form 40-F. In the event of an Accounting Restatement, the Company will disclose such information as may be required by applicable law, including Rule 10D-1 and the Listing Standards.

CLAWBACK POLICY ACKNOWLEDGEMENT

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of GoldMining Inc.'s Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the "Policy"). In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by the Board or Committee that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used herein without definition shall have the meaning set forth in the Policy.

By:
Date
Name:

Title: